

Mail Stop 4628

October 30, 2017

Brady K. Long
Senior Vice President and General Counsel
Transocean Ltd.
c/o Transocean Offshore Deepwater Drilling Inc.
4 Greenway Plaza
Houston, TX 77046

> **Re:** **Transocean Ltd.**
> **Registration Statement on Form S-4**
> **Filed October 4, 2017**
> **File No. 333-220791**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 4, 2017**
> **File No. 0-53533**

Dear Mr. Long:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please provide disclosure regarding the approval status of the offer document and prospectus submitted to the Financial Supervisory Authority of Norway and the Oslo Stock Exchange.

2. We note that the first Offer condition listed on page 69 of the prospectus is that Transocean will own at least 90% of the total share capital of Songa Offshore at the completion of the Offer. Given this 90% minimum tender condition, why do you discuss throughout the Offer materials the possibility that Transocean will own less than the 90% minimum required to conduct a compulsory acquisition to squeeze out remaining Songa shares after this Offer?

While we know that this Offer condition may be waived or reduced, we would view this as a material change in the terms of the Offer, requiring dissemination of revised disclosure about the waiver and the impact on the combined entity after the Offer. Therefore, explain in your response letter, with a view to possible revised disclosure, why you discuss second-step transactions such as a mandatory offer, which would occur at ownership levels below 90%. Where you do so, the Offer materials should be revised to note that such a second-step transaction would occur only if you waive or reduce the 90% minimum tender condition. In addition, confirm your understanding in your response letter that waiver or reduction of the minimum tender condition may require extension of the offer and dissemination of revised offer materials.

3.   Refer to our last comment above. To the extent that the terms of the parties' agreement do not permit the bidder to reduce the minimum tender condition below 63%, consider revising the Offer materials to address the combined entities at this level of acceptance or at the 76.6% acceptance level which would appear to be guaranteed by the irrevocable undertakings to tender that have been provided to Transocean by Songa shareholders.

4.   Revise generally to include a section(s) in the prospectus discussing your plans for and ability to integrate Songa at an acceptance level below the 90% minimum needed to affect a compulsory acquisition. Your expanded discussion should address in particular any limitations on your ability to squeeze out remaining Songa shareholders at levels below 90% that may be presented by applicable foreign law. While we note that you are required to conduct a second-step mandatory offer under certain circumstances, there are likely to be hold-out Songa shareholders in any tender offer. If your ability to eliminate these remaining target shareholders at levels below 90% is limited, this should be fully explained, from the perspective of both remaining holders and shareholders who tender into the Offer and are interested in your ability to integrate the two companies. Any rights of remaining hold-out Songa shareholders, such as the ability to receive dividends and participate in corporate governance matters, should be fully explained, including in the Question and Answer section of the prospectus.

Questions and Answers, page 1

What Will Songa Offshore Shareholders Receive, page 1

5.   Please revise your disclosure to discuss the exchange rights of the Exchangeable Bonds or include a cross-reference to the applicable section in the prospectus.

6.   Quantify the value of the Offer consideration as compared to the recent trading price for Songa Offshore shares.

What are the most significant conditions to the Offer?, page 3

7.   Briefly summarize the most significant offer conditions here, rather than simply stating that the Offer is subject to conditions.

<u>When do you expect the Offer to be completed and when will the Offer
Consideration be paid?, page 3</u>

8.   We note the disclosure that payment for tendered shares will be made within 15 business
days after the announcement that all Offer conditions have been satisfied or waived. So that
tendering shareholders have a clear understanding of when they will be paid, revise to clarify
when this announcement would occur with reference to the expiration of the Offer. For
example, will it occur by the next business day, as would be required in a domestic tender
offer? Will it occur before the expiration of the Offer, as sometimes is required under foreign
law?

9.   See our last comment above. As you are aware, Rule 14d-1(d)(2)(iv) provides an
accommodation for prompt payment of tendered shares where it is made "in accordance with
the requirements of the home jurisdiction law or practice." In your response letter, confirm
that the 15-business day period you describe meets this requirement and tell us what law
governs here (Cyprus or Norwegian).

10.   See Rule 14e-1(c). Expand the disclosure in the last sentence of this section to state when
tendered shares will be returned if the Offer is not consummated.

<u>How will Songa Shares be affected in the Event of a Squeeze-Out?, page 4</u>

11.   Where you discuss the possible mandatory offer for Songa shares remaining after the Offer,
state whether the form of the consideration to be offered in this second-step transactions
would be the same as in this Offer. With reference to the six-month look back with respect to
the required consideration in a mandatory offer, state whether this would yield a higher price
than in the current Offer.

<u>Are Appraisal Rights available in the Combination?, page 4</u>

12.   Summarize how appraisal rights will work here, including when they must be perfected by
non-tendering holders and how and by whom fair value will be determined.

<u>What Percentage of Transocean Shares Will Former Holders, page 6</u>

13.   We note you disclose here that existing Transocean shareholders will be diluted by up to
71.9% as a consequence of the Offer and issuance of the Consideration Shares.
However, you disclose on pages 89 and 138 that existing Transocean shareholders will be
diluted by up to 28.1%. Please advise or revise.

<u>Does Songa Support the Offer and the Combination?, page 7</u>

14.   We note the disclosure that Songa has engaged ABG Sundal Collier ASA ("Sundal") as
an independent advisor to evaluate and issue a statement on the Offer and that the
statement will be filed by Transocean with the SEC. Please provide the disclosure
required by Item 1015 of Regulation M-A with respect to Sundal and the report when it is
issued. See Item 4(b) of Form S-4.

15. In your response letter, tell us when the statement by Sundal will be issued (with reference to the expiration of the Offer). We note the disclosure on page 79 of the prospectus that Norwegian law requires Songa to announce its view no later than one week before expiration of the Offer; however, as you are aware, Rule 14e-2(a) requires the target company in a tender offer to express a position with respect to the offer within ten business days of commencement. Since the Sundal statement will presumably form a part of the basis for Songa's position with respect to this Offer, shareholders need time to receive information about the statement and Sundal pursuant to our comment above.

Summary, page 8

The Combination, page 8

16. Briefly describe how quickly the compulsory acquisition could be effected if Transocean acquires the requisite percentage of Songa to complete this type of second-step transaction.

17. In this section or in an appropriate Q&A, state how many shares (as a percentage) must be tendered in the Offer for Transocean to able to complete a compulsory acquisition of any remaining outstanding Songa shares, given the significant percentage of Songa shares for which Transocean has received irrevocable undertakings to tender.

Material Interests of Songa Offshore's Board, page 15

18. Please clarify that Mr. Mohn is the Perestroika designee.

Risk Factors, page 29

Risks Related to the Shares, page 49

General

19. Please add a risk factor in this section to discuss and quantify the dilutive impact to Transocean's existing shareholders of the share issuance in connection with the Offer and the Consideration Shares.

Terms of the Offer – Conditions for Completion of the Offer, page 69

20. Revise to clarify that all Offer conditions, other than regulatory approvals needed to complete the Offer, must be satisfied or waived as of the expiration of the Offer.

21. Refer to the second Offer condition listed in this section. All Offer conditions should be clearly outlined, such that shareholders can determine the terms of the Offer. Please revise to clarify whether the conditions to the regulatory approvals received in connection

with the Offer must be insignificant, or whether any applicable regulatory approval itself could be deemed insignificant, such that the Offer could be completed without such approval being obtained.

22.   See our last comment above. To the extent that Transocean determines that a specific regulatory approval is not deemed material or if obtained, the conditions on such approval are not determined to be material within the meaning of subconditions (i) and (ii), this may constitute a material change in the terms of the Offer, which may require dissemination of revised Offer materials and an extension of the Offer. Please confirm your understanding in your response letter.

Additional Information, page 78

Choice of Law and Legal Venue, page 81

23.   Please update your disclosures in this section to specifically address the applicability of New York law to the indenture and the Exchangeable Bonds.

24.   Clarify your authority for requiring shareholders of Songa who participate in this Offer to waive the protections of the U.S. securities laws which apply to the Offer, or revise.

The Combination, page 83

Background and Reasons for the Combination, page 83

Background of the Combination, page 83

25.   Please expand your disclosure to discuss how the valuation of Songa Offshore and the combination was determined, including the reasons for and negotiations behind decisions regarding such valuation. In that regard, we note various references here and elsewhere in the filing to "potential synergies" related to this transaction. In addition, please revise your disclosure to clarify the role of the financial advisors, including when they were engaged and the scope of their engagement. We note the financial advisors participated in various meetings at which the valuation of Songa Offshore and the combination were discussed.

26.   Please describe the "strategic opportunities" considered by Transocean at the February 10, April 10, May 12 and May 16 meetings and explain the advantages and disadvantages of any opportunities considered. In this regard, we note your disclose on page 91 that Transocean's board considered the "analysis of conditions in the industry and the strategic acquisition opportunities available to Transocean" as a positive factor supporting the consideration and combination.

27.   Please disclose how and why Transocean determined to issue a 50/50 mix of shares and Exchangeable Bonds.

The Transaction Agreement, page 96

28.   We note your disclosure that investors should not rely on the representations, warranties or covenants in the transaction agreement or any descriptions thereof as characterizations of the actual state of facts or condition of Transocean, TINC, Songa Offshore or any of their respective subsidiaries or affiliates. Disclosure with respect to an agreement's representations, warranties, and covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please revise your disclosure to remove the implication that the transaction agreement and summary do not constitute public disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required under federal securities laws.

Annex C –Statement By The Board of Directors of Songa Offshore SE

Industry and Market Overview, Alt 34

29.   Please supplementally provide us with highlighted copies of the materials referenced in this section that served as the basis for these assertions regarding global offshore activity, including materials prepared by Clarkson Research. Please also confirm that such materials were not specifically commissioned by you.

Preliminary Proxy Statement on Schedule 14A

30.   Please confirm that you will amend the proxy statement as appropriate, to reflect your responses to our comments on the Registration Statement on Form S-4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473, Karina Dorin, Staff Attorney, at (202) 551-3763 or Christina E. Chalk, Senior Special Counsel from the Office of Mergers of Acquisitions, at (202) 551-3263 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Keith M. Townsend
        King & Spalding LLP